January 2, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

RE:	HTG Molecular Diagnostics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 13, 2014
CIK No. 0001169987

Dear Ms. Ravitz:

On behalf of our client, HTG Molecular Diagnostics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2014 (the “Comment Letter”), relating to the Company’s revised confidential draft registration statement on Form S-1 (“Revision No. 1”) submitted confidentially to the Commission on November 13, 2014. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Stock-Based Compensation, page 57

1. We note your response to prior comment 14 but it is not clear how the issuance of the Series E Preferred Stock and Warrants in February and March 2014, which are convertible on a one-to-one basis into common shares, was considered in the valuation of your common shares. We note that you have not provided sufficient discussion of the factors contributing to the significant difference in the $.22 per share price of the Series E Preferred Stock with either the $.02 exercise price of the common stock options or the $.07 per share retrospective valuation. Please describe for us how the Series E Preferred Share issuance impacted the valuation of your common stock.

Response: The Company acknowledges the Staff’s comment and is responding to this comment by separate letter submitted concurrently herewith, selected portions for which the Company is requesting confidential treatment.

2. In this regard, we note that you have also not provided sufficient discussion of each factor contributing to the significant difference between the $.02 exercise price or the retrospective valuation of $.07 as of March 31, 2014 with the estimated IPO price range. This discussion should describe significant intervening events and business activities within the company that explain the changes in the estimated fair value of the underlying common stock between these periods. We note that this significant increase in the estimated fair value of the underlying shares in the period leading up to the initial public offering appears to have a significant impact on your financial statements. Additionally, please tell us the expected amount of the reverse stock split.

Response: The Company acknowledges the Staff’s comment and is responding to this comment by separate letter submitted concurrently herewith, selected portions for which the Company is requesting confidential treatment.

Financial Statements

Statements of Operations, page F-5

3. We note that the conversion of your preferred securities will occur subsequent to the latest balance sheet date and that this will result in a material reduction in earnings per share. Accordingly, pro forma earnings per share for the latest year and interim period should be presented giving effect to the conversion of these securities. Please tell us why you have removed the pro forma earnings per share amounts on page F-33.

Response: The Company acknowledges the Staff’s comment, and respectfully submits the following:

In developing its disclosures, the Company considered the guidance offered in the SEC Practice Guide Financial Reporting Manual (“FRM”), specifically Sections 3430.2 and 3430.3, which states:

3430.2 If terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization.

3430.3 If the conversion of outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), pro forma EPS for the latest year and interim period should be presented giving effect to the conversion (but not the offering).

The Company noted that the conversion of its preferred securities (a) would be anti-dilutive on a per share basis, in view of the fact that the Company had incurred a loss per share (as opposed to earnings per share as referred to in the FRM), and (b) would not result in a reduction of permanent equity. The Company also noted that its outstanding preferred shares would not automatically be converted into shares of common stock at the time of the IPO under their existing terms. As result, the Company determined to remove the pro forma presentations of earnings per share from its financial statements.

Note 1. Revenue Recognition, page F-10

4. We note your response to prior comment 21. Please tell us how you allocate consideration when an arrangement includes “design services for customer specified consumables.” Please tell us whether this service represents a separate unit of accounting and the general timing of revenue recognition.

Response: The Company acknowledges the Staff’s comment, and respectfully submits the following:

To date, the Company has recognized a very nominal amount of revenue associated with design services for customer specified consumables. The Company understands that, in accordance with GAAP, when revenue arrangements for the delivery of consumables also includes services to design the consumables, the revenue related to such design services should be deferred and recognized as the consumables are delivered. In certain instances, however, such as in a proof-of-concept engagement, those arrangements do not include delivery of consumables and in those circumstances revenue is not deferred and the Company recognizes the revenue related to these design services as services are performed.

The Company’s business model is rapidly transitioning from designing customer specific consumables towards standardized consumables developed by the Company. Should design services revenue become more than nominal in the future, any such revenue will be appropriately deferred and recognized over the time period during which the consumables revenue is recognized.

Note 12. Other Agreements, page F-29

NuvoGen Obligation, page F-29

5. Please refer to prior comment 22 and address the following:

•	Please provide us your present value calculations supporting the $7,941,088 and $9,949,751 utilized in the extinguishment of debt accounting under FASB ASC 470-50-40, including details and timing of all cash flows considered. We note the information provided in Exhibit 1 to your response letter is not sufficient to support the amounts recorded.

•	We note that FASB ASC 470-50-40-12(e) requires the discount rate to be the effective interest rate of the original September 2004 agreement. Please tell us how the effective interest rate was determined. Please also tell us how the 2.5% stated interest rate in the November 2012 amendment impacted the discount rate selected.

Response: The Company acknowledges the Staff’s comment, and respectfully submits the following:

Table 1 attached hereto shows the calculation of the carrying value immediately prior to extinguishment of $7,924,124, which is highlighted in yellow. Table 2 attached hereto shows the calculation of the present value of the payments after extinguishment on November 1, 2012 of $9,957,669, which is highlighted in green. During its internal review process, the Company noted that its preliminary calculation tables did not accurately reflect the proper application of the effective interest method; however, as the differences were immaterial, the uncorrected amounts remained in the Company’s financial statements. The resulting impact was an approximately $17,000 overstatement of the carrying value of the debt before debt extinguishment, and an approximately $8,000 understatement of the carrying value of the debt at December 31, 2012 (after extinguishment). This resulted in an understatement of loss on extinguishment of $25,000. There would be no roll over impact of the $17,000 due to the debt extinguishment accounting. The $8,000 will have a rollover impact when corrected in future periods. Similarly, interest expense for 2013 was understated by approximately $36,000. For the Company’s 2014 financial statements, the internal schedules will be adjusted and the appropriate application of the effective interest method will be reflected, which will correct the rollover impact of the 2012 and 2013 differences.

Regarding the selection of an appropriate discount rate, the Company considered external borrowing rates in effect at the time of the September 2004 amendment. A retrospective review of the Federal Funds Rates showed that the rate in effect in September 2004 was 1.57%. The Company also considered an existing $250,000 term loan with a related party in September 2004, but because of the size of the loan did not consider the stated rate of 10% to be a representative borrowing rate. As the NuvoGen borrowing was a non-interest obligation in 2004, the Company considered the rate stated in the November 2012 amendment to be a reasonable rate to use in order to evaluate the value of the NuvoGen obligation at January 1, 2012.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6070. Thank you.

Sincerely,

Cooley LLP

/s/ Steven M. Przesmicki

Steven M. Przesmicki

cc:	Timothy B. Johnson, HTG Molecular Diagnostics, Inc.
M. Wainwright Fishburn, Jr., Esq., Cooley LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP

TABLE 1

HTG Molecular

Net present value of Nuvogen Note

January 1, 2012

NPV	$8,073,779.47
Interest	$3,200,076.53

Effective interest rate		2.500%					Revised		As Reported	As Reported
Total cash payments	11,273,856		Cash Balance	Interest	Principal	Total	Unamortized Discount	Carrying Value	Unamortized Discount	Carrying Value	Interest	Difference
			11,273,743
3/31/2012	100,000		11,173,743	50,463.37	49,536.63	100,000.00	$3,149,613.16	8,024,129.84	$3,143,695.07	$8,030,047.93	56,258.46	5,805.10
6/30/2012	100,000		11,073,743	50,153.04	49,846.96	100,000.00	$3,099,460.12	7,974,282.88	$3,087,925.71	$7,935,817.29	55,769.35	5,616.31
9/30/2012	100,000		10,973,743	49,841.49	50,158.51	100,000.00	$3,049,618.63	7,924,124.37	$3,032,655.47	$7,941,087.53	55,270.24	5,428.76

12/31/2012	100,000		10,873,743	49,527.98	50,472.02	100,000.00	$3,000,090.65	7,873,652.35				16,850.17
3/31/2013	100,000		10,773,743	49,212.52	50,787.48	100,000.00	$2,950,878.13	7,822,864.87
6/30/2013	100,000		10,673,743	48,895.08	51,104.92	100,000.00	$2,901,983.05	7,771,759.95
9/30/2013	100,000		10,573,743	48,575.66	51,424.34	100,000.00	$2,853,407.39	7,720,335.61
12/31/2013	100,000		10,473,743	48,254.24	51,745.76	100,000.00	$2,805,153.15	7,668,589.85
3/31/2014	100,000		10,373,743	47,930.82	52,069.18	100,000.00	$2,757,222.33	7,616,520.67
6/30/2014	100,000		10,273,743	47,605.37	52,394.63	100,000.00	$2,709,616.96	7,564,126.04
9/30/2014	100,000		10,173,743	47,277.89	52,722.11	100,000.00	$2,662,339.06	7,511,403.94
12/31/2014	100,000		10,073,743	46,948.36	53,051.64	100,000.00	$2,615,390.70	7,458,352.30
3/31/2015	100,000		9,973,743	46,616.78	53,383.22	100,000.00	$2,568,773.92	7,404,969.08
6/30/2015	100,000		9,873,743	46,283.12	53,716.88	100,000.00	$2,522,490.81	7,351,252.19
9/30/2015	100,000		9,773,743	45,947.37	54,052.63	100,000.00	$2,476,543.44	7,297,199.56
12/31/2015	100,000		9,673,743	45,609.53	54,390.47	100,000.00	$2,430,933.91	7,242,809.09
3/31/2016	100,000		9,573,743	45,269.57	54,730.43	100,000.00	$2,385,664.34	7,188,078.66
6/30/2016	100,000		9,473,743	44,927.49	55,072.51	100,000.00	$2,340,736.85	7,133,006.15
9/30/2016	100,000		9,373,743	44,583.27	55,416.73	100,000.00	$2,296,153.58	7,077,589.42
12/31/2016	100,000		9,273,743	44,236.90	55,763.10	100,000.00	$2,251,916.67	7,021,826.33
3/31/2017	100,000		9,173,743	43,888.37	56,111.63	100,000.00	$2,208,028.31	6,965,714.69
6/30/2017	100,000		9,073,743	43,537.65	56,462.35	100,000.00	$2,164,490.65	6,909,252.35
9/30/2017	100,000		8,973,743	43,184.75	56,815.25	100,000.00	$2,121,305.90	6,852,437.10
12/31/2017	100,000		8,873,743	42,829.64	57,170.36	100,000.00	$2,078,476.27	6,795,266.73
3/31/2018	100,000		8,773,743	42,472.31	57,527.69	100,000.00	$2,036,003.96	6,737,739.04
6/30/2018	100,000		8,673,743	42,112.74	57,887.26	100,000.00	$1,993,891.22	6,679,851.78
9/30/2018	100,000		8,573,743	41,750.93	58,249.07	100,000.00	$1,952,140.28	6,621,602.72
12/31/2018	100,000		8,473,743	41,386.86	58,613.14	100,000.00	$1,910,753.43	6,562,989.57
3/31/2019	100,000		8,373,743	41,020.51	58,979.49	100,000.00	$1,869,732.92	6,504,010.08
6/30/2019	100,000		8,273,743	40,651.87	59,348.13	100,000.00	$1,829,081.04	6,444,661.96
9/30/2019	100,000		8,173,743	40,280.93	59,719.07	100,000.00	$1,788,800.11	6,384,942.89
12/31/2019	100,000		8,073,743	39,907.67	60,092.33	100,000.00	$1,748,892.45	6,324,850.55
3/31/2020	100,000		7,973,743	39,532.08	60,467.92	100,000.00	$1,709,360.37	6,264,382.63
6/30/2020	100,000		7,873,743	39,154.13	60,845.87	100,000.00	$1,670,206.24	6,203,536.76
9/30/2020	100,000		7,773,743	38,773.83	61,226.17	100,000.00	$1,631,432.41	6,142,310.59
12/31/2020	100,000		7,673,743	38,391.15	61,608.85	100,000.00	$1,593,041.26	6,080,701.74
3/31/2021	100,000		7,573,743	38,006.08	61,993.92	100,000.00	$1,555,035.18	6,018,707.82
6/30/2021	100,000		7,473,743	37,618.60	62,381.40	100,000.00	$1,517,416.58	5,956,326.42
9/30/2021	100,000		7,373,743	37,228.70	62,771.30	100,000.00	$1,480,187.89	5,893,555.11
12/31/2021	100,000		7,273,743	36,836.36	63,163.64	100,000.00	$1,443,351.53	5,830,391.47
3/31/2022	100,000		7,173,743	36,441.57	63,558.43	100,000.00	$1,406,909.96	5,766,833.04
6/30/2022	100,000		7,073,743	36,044.31	63,955.69	100,000.00	$1,370,865.65	5,702,877.35
9/30/2022	100,000		6,973,743	35,644.57	64,355.43	100,000.00	$1,335,221.08	5,638,521.92
12/31/2022	100,000		6,873,743	35,242.33	64,757.67	100,000.00	$1,299,978.75	5,573,764.25
3/31/2023	100,000		6,773,743	34,837.58	65,162.42	100,000.00	$1,265,141.17	5,508,601.83

TABLE 1 (continued)

Effective interest rate		2.500%					Revised		As Reported	As Reported
Total cash payments	11,273,856		Cash Balance	Interest	Principal	Total	Unamortized Discount	Carrying Value	Unamortized Discount	Carrying Value	Interest	Difference
6/30/2023	100,000		6,673,743	34,430.29	65,569.71	100,000.00	$1,230,710.88	5,443,032.12
9/30/2023	100,000		6,573,743	34,020.46	65,979.54	100,000.00	$1,196,690.41	5,377,052.59
12/31/2023	100,000		6,473,743	33,608.07	66,391.93	100,000.00	$1,163,082.34	5,310,660.66
3/31/2024	100,000		6,373,743	33,193.11	66,806.89	100,000.00	$1,129,889.23	5,243,853.77
6/30/2024	100,000		6,273,743	32,775.54	67,224.46	100,000.00	$1,097,113.69	5,176,629.31
9/30/2024	100,000		6,173,743	32,355.37	67,644.63	100,000.00	$1,064,758.32	5,108,984.68
12/31/2024	100,000		6,073,743	31,932.58	68,067.42	100,000.00	$1,032,825.74	5,040,917.26
3/31/2025	100,000		5,973,743	31,507.13	68,492.87	100,000.00	$1,001,318.61	4,972,424.39
6/30/2025	100,000		5,873,743	31,079.04	68,920.96	100,000.00	$970,239.57	4,903,503.43
9/30/2025	100,000		5,773,743	30,648.26	69,351.74	100,000.00	$939,591.31	4,834,151.69
12/31/2025	100,000		5,673,743	30,214.79	69,785.21	100,000.00	$909,376.52	4,764,366.48
3/31/2026	100,000		5,573,743	29,778.62	70,221.38	100,000.00	$879,597.90	4,694,145.10
6/30/2026	100,000		5,473,743	29,339.71	70,660.29	100,000.00	$850,258.19	4,623,484.81
9/30/2026	100,000		5,373,743	28,898.07	71,101.93	100,000.00	$821,360.12	4,552,382.88
12/31/2026	100,000		5,273,743	28,453.66	71,546.34	100,000.00	$792,906.47	4,480,836.53
3/31/2027	100,000		5,173,743	28,006.47	71,993.53	100,000.00	$764,899.99	4,408,843.01
6/30/2027	100,000		5,073,743	27,556.49	72,443.51	100,000.00	$737,343.50	4,336,399.50
9/30/2027	100,000		4,973,743	27,103.70	72,896.30	100,000.00	$710,239.79	4,263,503.21
12/31/2027	100,000		4,873,743	26,648.08	73,351.92	100,000.00	$683,591.71	4,190,151.29
3/31/2028	100,000		4,773,743	26,189.61	73,810.39	100,000.00	$657,402.10	4,116,340.90
6/30/2028	100,000		4,673,743	25,728.28	74,271.72	100,000.00	$631,673.83	4,042,069.17
9/30/2028	100,000		4,573,743	25,264.06	74,735.94	100,000.00	$606,409.77	3,967,333.23
12/31/2028	100,000		4,473,743	24,796.94	75,203.06	100,000.00	$581,612.83	3,892,130.17
3/31/2029	100,000		4,373,743	24,326.90	75,673.10	100,000.00	$557,285.94	3,816,457.06
6/30/2029	100,000		4,273,743	23,853.92	76,146.08	100,000.00	$533,432.02	3,740,310.98
9/30/2029	100,000		4,173,743	23,377.98	76,622.02	100,000.00	$510,054.04	3,663,688.96
12/31/2029	100,000		4,073,743	22,899.07	77,100.93	100,000.00	$487,154.96	3,586,588.04
3/31/2030	100,000		3,973,743	22,417.17	77,582.83	100,000.00	$464,737.79	3,509,005.21
6/30/2030	100,000		3,873,743	21,932.26	78,067.74	100,000.00	$442,805.53	3,430,937.47
9/30/2030	100,000		3,773,743	21,444.31	78,555.69	100,000.00	$421,361.22	3,352,381.78
12/31/2030	100,000		3,673,743	20,953.32	79,046.68	100,000.00	$400,407.90	3,273,335.10
3/31/2031	100,000		3,573,743	20,459.25	79,540.75	100,000.00	$379,948.64	3,193,794.36
6/30/2031	100,000		3,473,743	19,962.10	80,037.90	100,000.00	$359,986.54	3,113,756.46
9/30/2031	100,000		3,373,743	19,461.84	80,538.16	100,000.00	$340,524.70	3,033,218.30
12/31/2031	100,000		3,273,743	18,958.46	81,041.54	100,000.00	$321,566.24	2,952,176.76
3/31/2032	100,000		3,173,743	18,451.93	81,548.07	100,000.00	$303,114.31	2,870,628.69
6/30/2032	100,000		3,073,743	17,942.23	82,057.77	100,000.00	$285,172.08	2,788,570.92
9/30/2032	100,000		2,973,743	17,429.34	82,570.66	100,000.00	$267,742.74	2,706,000.26
12/31/2032	100,000		2,873,743	16,913.25	83,086.75	100,000.00	$250,829.49	2,622,913.51
3/31/2033	100,000		2,773,743	16,393.94	83,606.06	100,000.00	$234,435.55	2,539,307.45
6/30/2033	100,000		2,673,743	15,871.38	84,128.62	100,000.00	$218,564.17	2,455,178.83
9/30/2033	100,000		2,573,743	15,345.55	84,654.45	100,000.00	$203,218.62	2,370,524.38
12/31/2033	100,000		2,473,743	14,816.44	85,183.56	100,000.00	$188,402.18	2,285,340.82
3/31/2034	100,000		2,373,743	14,284.02	85,715.98	100,000.00	$174,118.17	2,199,624.83
6/30/2034	100,000		2,273,743	13,748.27	86,251.73	100,000.00	$160,369.90	2,113,373.10
9/30/2034	100,000		2,173,743	13,209.17	86,790.83	100,000.00	$147,160.73	2,026,582.27
12/31/2034	100,000		2,073,743	12,666.70	87,333.30	100,000.00	$134,494.03	1,939,248.97
3/31/2035	100,000		1,973,743	12,120.85	87,879.15	100,000.00	$122,373.18	1,851,369.82
6/30/2035	100,000		1,873,743	11,571.58	88,428.42	100,000.00	$110,801.61	1,762,941.39
9/30/2035	100,000		1,773,743	11,018.87	88,981.13	100,000.00	$99,782.73	1,673,960.27
12/31/2035	100,000		1,673,743	10,462.72	89,537.28	100,000.00	$89,320.01	1,584,422.99
3/31/2036	100,000		1,573,743	9,903.08	90,096.92	100,000.00	$79,416.93	1,494,326.07
6/30/2036	100,000		1,473,743	9,339.95	90,660.05	100,000.00	$70,076.98	1,403,666.02

TABLE 1 (continued)

Effective interest rate		2.500%					Revised		As Reported	As Reported
Total cash payments	11,273,856		Cash Balance	Interest	Principal	Total	Unamortized Discount	Carrying Value	Unamortized Discount	Carrying Value	Interest	Difference
9/30/2036	100,000		1,373,743	8,773.30	91,226.70	100,000.00	$61,303.67	1,312,439.33
12/31/2036	100,000		1,273,743	8,203.11	91,796.89	100,000.00	$53,100.56	1,220,642.44
3/31/2037	100,000		1,173,743	7,629.35	92,370.65	100,000.00	$45,471.21	1,128,271.79
6/30/2037	100,000		1,073,743	7,052.01	92,947.99	100,000.00	$38,419.20	1,035,323.80
9/30/2037	100,000		973,743	6,471.06	93,528.94	100,000.00	$31,948.13	941,794.87
12/31/2037	100,000		873,743	5,886.48	94,113.52	100,000.00	$26,061.65	847,681.35
3/31/2038	100,000		773,743	5,298.24	94,701.76	100,000.00	$20,763.41	752,979.59
6/30/2038	100,000		673,743	4,706.33	95,293.67	100,000.00	$16,057.08	657,685.92
9/30/2038	100,000		573,743	4,110.72	95,889.28	100,000.00	$11,946.36	561,796.64
12/31/2038	100,000		473,743	3,511.39	96,488.61	100,000.00	$8,434.97	465,308.03
3/31/2039	100,000		373,743	2,908.30	97,091.70	100,000.00	$5,526.67	368,216.33
6/30/2039	100,000		273,743	2,301.45	97,698.55	100,000.00	$3,225.21	270,517.79
9/30/2039	100,000		173,743	1,690.81	98,309.19	100,000.00	$1,534.40	172,208.60
12/31/2039	100,000		73,743	1,076.35	98,923.65	100,000.00	$458.05	73,284.95
3/31/2040	73,743		—	458.05	73,284.95	73,743.00	($0.00)	0.00
	113
Total	11,273,856			3,200,076.53	8,073,666.47	11,273,743.00

Minimums per 2nd amendment until total repaid

TABLE 2

HTG Molecular

Net Present Value of Nuvogen Note

Post November 2012 Amendment

	Revised	As Reported	Difference
Carrying value as recorded @ 9/30/12	$7,924,124.37	$7,941,088.00
NPV - November 1, 2012 Amendment	$9,957,668.55	$9,949,751.00
Difference (loss on extinguishment)	$2,033,544.18	$2,008,663.00	$24,881.18
% difference	25.66%

Effective interest rate	2.50%				2.50%
					Amortization of NPV
	Cash Balance							Unamortized Discount
	Payments	Interest	Total	Cash Balance	Interest	Principal	Total		Carrying Value
		—	—	10,973,743				$1,016,074.45	$9,957,669
12/31/2012	100,000	—	100,000	10,873,743	62,235	37,765	100,000	953,839	9,919,904
3/31/2013	106,250	—	106,250	10,767,493	61,999	44,251	106,250	891,840	9,875,653
6/30/2013	106,250	—	106,250	10,661,243	61,723	44,527	106,250	830,117	9,831,126
9/30/2013	106,250	—	106,250	10,554,993	61,445	44,805	106,250	768,672	9,786,321
12/31/2013	106,250	—	106,250	10,448,743	61,164	45,086	106,250	707,508	9,741,235
3/31/2014	112,500	—	112,500	10,336,243	60,883	51,617	112,500	646,625	9,689,618
6/30/2014	112,500	—	112,500	10,223,743	60,560	51,940	112,500	586,065	9,637,678
9/30/2014	112,500	—	112,500	10,111,243	60,235	52,265	112,500	525,830	9,585,413
12/31/2014	112,500	—	112,500	9,998,743	59,909	52,591	112,500	465,921	9,532,822
3/31/2015	118,750	—	118,750	9,879,993	59,580	59,170	118,750	406,341	9,473,652
6/30/2015	118,750	—	118,750	9,761,243	59,210	59,540	118,750	347,130	9,414,113
9/30/2015	118,750	—	118,750	9,642,493	58,838	59,912	118,750	288,292	9,354,201
12/31/2015	118,750	—	118,750	9,523,743	58,464	60,286	118,750	229,828	9,293,915
3/31/2016	125,000	—	125,000	9,398,743	58,087	66,913	125,000	171,741	9,227,002
6/30/2016	125,000	—	125,000	9,273,743	57,669	67,331	125,000	114,073	9,159,670
9/30/2016	125,000	—	125,000	9,148,743	57,248	67,752	125,000	56,825	9,091,918
12/31/2016	125,000	—	125,000	9,023,743	56,824	68,176	125,000	0	9,023,743
3/31/2017	100,000	56,398.39	156,398	8,923,743	56,398	100,000	156,398		8,923,743
6/30/2017	100,000	55,773.39	155,773	8,823,743	55,773	100,000	155,773		8,823,743
9/30/2017	100,000	55,148.39	155,148	8,723,743	55,148	100,000	155,148		8,723,743
12/31/2017	100,000	54,523.39	154,523	8,623,743	54,523	100,000	154,523		8,623,743
3/31/2018	100,000	53,898.39	153,898	8,523,743	53,898	100,000	153,898		8,523,743
6/30/2018	100,000	53,273.39	153,273	8,423,743	53,273	100,000	153,273		8,423,743
9/30/2018	100,000	52,648.39	152,648	8,323,743	52,648	100,000	152,648		8,323,743
12/31/2018	100,000	52,023.39	152,023	8,223,743	52,023	100,000	152,023		8,223,743

TABLE 2 (continued)

					Amortization of NPV
	Cash Balance							Unamortized Discount
	Payments	Interest	Total	Cash Balance	Interest	Principal	Total		Carrying Value
3/31/2019	100,000	51,398.39	151,398	8,123,743	51,398	100,000	151,398		8,123,743
6/30/2019	100,000	50,773.39	150,773	8,023,743	50,773	100,000	150,773		8,023,743
9/30/2019	100,000	50,148.39	150,148	7,923,743	50,148	100,000	150,148		7,923,743
12/31/2019	100,000	49,523.39	149,523	7,823,743	49,523	100,000	149,523		7,823,743
3/31/2020	100,000	48,898.39	148,898	7,723,743	48,898	100,000	148,898		7,723,743
6/30/2020	100,000	48,273.39	148,273	7,623,743	48,273	100,000	148,273		7,623,743
9/30/2020	100,000	47,648.39	147,648	7,523,743	47,648	100,000	147,648		7,523,743
12/31/2020	100,000	47,023.39	147,023	7,423,743	47,023	100,000	147,023		7,423,743
3/31/2021	100,000	46,398.39	146,398	7,323,743	46,398	100,000	146,398		7,323,743
6/30/2021	100,000	45,773.39	145,773	7,223,743	45,773	100,000	145,773		7,223,743
9/30/2021	100,000	45,148.39	145,148	7,123,743	45,148	100,000	145,148		7,123,743
12/31/2021	100,000	44,523.39	144,523	7,023,743	44,523	100,000	144,523		7,023,743
3/31/2022	100,000	43,898.39	143,898	6,923,743	43,898	100,000	143,898		6,923,743
6/30/2022	100,000	43,273.39	143,273	6,823,743	43,273	100,000	143,273		6,823,743
9/30/2022	100,000	42,648.39	142,648	6,723,743	42,648	100,000	142,648		6,723,743
12/31/2022	100,000	42,023.39	142,023	6,623,743	42,023	100,000	142,023		6,623,743
3/31/2023	100,000	41,398.39	141,398	6,523,743	41,398	100,000	141,398		6,523,743
6/30/2023	100,000	40,773.39	140,773	6,423,743	40,773	100,000	140,773		6,423,743
9/30/2023	100,000	40,148.39	140,148	6,323,743	40,148	100,000	140,148		6,323,743
12/31/2023	100,000	39,523.39	139,523	6,223,743	39,523	100,000	139,523		6,223,743
3/31/2024	100,000	38,898.39	138,898	6,123,743	38,898	100,000	138,898		6,123,743
6/30/2024	100,000	38,273.39	138,273	6,023,743	38,273	100,000	138,273		6,023,743
9/30/2024	100,000	37,648.39	137,648	5,923,743	37,648	100,000	137,648		5,923,743
12/31/2024	100,000	37,023.39	137,023	5,823,743	37,023	100,000	137,023		5,823,743
3/31/2025	100,000	36,398.39	136,398	5,723,743	36,398	100,000	136,398		5,723,743
6/30/2025	100,000	35,773.39	135,773	5,623,743	35,773	100,000	135,773		5,623,743
9/30/2025	100,000	35,148.39	135,148	5,523,743	35,148	100,000	135,148		5,523,743
12/31/2025	100,000	34,523.39	134,523	5,423,743	34,523	100,000	134,523		5,423,743
3/31/2026	100,000	33,898.39	133,898	5,323,743	33,898	100,000	133,898		5,323,743
6/30/2026	100,000	33,273.39	133,273	5,223,743	33,273	100,000	133,273		5,223,743
9/30/2026	100,000	32,648.39	132,648	5,123,743	32,648	100,000	132,648		5,123,743
12/31/2026	100,000	32,023.39	132,023	5,023,743	32,023	100,000	132,023		5,023,743
3/31/2027	100,000	31,398.39	131,398	4,923,743	31,398	100,000	131,398		4,923,743
6/30/2027	100,000	30,773.39	130,773	4,823,743	30,773	100,000	130,773		4,823,743
9/30/2027	100,000	30,148.39	130,148	4,723,743	30,148	100,000	130,148		4,723,743

TABLE 2 (continued)

					Amortization of NPV
	Cash Balance							Unamortized Discount
	Payments	Interest	Total	Cash Balance	Interest	Principal	Total		Carrying Value
12/31/2027	100,000	29,523.39	129,523	4,623,743	29,523	100,000	129,523		4,623,743
3/31/2028	100,000	28,898.39	128,898	4,523,743	28,898	100,000	128,898		4,523,743
6/30/2028	100,000	28,273.39	128,273	4,423,743	28,273	100,000	128,273		4,423,743
9/30/2028	100,000	27,648.39	127,648	4,323,743	27,648	100,000	127,648		4,323,743
12/31/2028	100,000	27,023.39	127,023	4,223,743	27,023	100,000	127,023		4,223,743
3/31/2029	100,000	26,398.39	126,398	4,123,743	26,398	100,000	126,398		4,123,743
6/30/2029	100,000	25,773.39	125,773	4,023,743	25,773	100,000	125,773		4,023,743
9/30/2029	100,000	25,148.39	125,148	3,923,743	25,148	100,000	125,148		3,923,743
12/31/2029	100,000	24,523.39	124,523	3,823,743	24,523	100,000	124,523		3,823,743
3/31/2030	100,000	23,898.39	123,898	3,723,743	23,898	100,000	123,898		3,723,743
6/30/2030	100,000	23,273.39	123,273	3,623,743	23,273	100,000	123,273		3,623,743
9/30/2030	100,000	22,648.39	122,648	3,523,743	22,648	100,000	122,648		3,523,743
12/31/2030	100,000	22,023.39	122,023	3,423,743	22,023	100,000	122,023		3,423,743
3/31/2031	100,000	21,398.39	121,398	3,323,743	21,398	100,000	121,398		3,323,743
6/30/2031	100,000	20,773.39	120,773	3,223,743	20,773	100,000	120,773		3,223,743
9/30/2031	100,000	20,148.39	120,148	3,123,743	20,148	100,000	120,148		3,123,743
12/31/2031	100,000	19,523.39	119,523	3,023,743	19,523	100,000	119,523		3,023,743
3/31/2032	100,000	18,898.39	118,898	2,923,743	18,898	100,000	118,898		2,923,743
6/30/2032	100,000	18,273.39	118,273	2,823,743	18,273	100,000	118,273		2,823,743
9/30/2032	100,000	17,648.39	117,648	2,723,743	17,648	100,000	117,648		2,723,743
12/31/2032	100,000	17,023.39	117,023	2,623,743	17,023	100,000	117,023		2,623,743
3/31/2033	100,000	16,398.39	116,398	2,523,743	16,398	100,000	116,398		2,523,743
6/30/2033	100,000	15,773.39	115,773	2,423,743	15,773	100,000	115,773		2,423,743
9/30/2033	100,000	15,148.39	115,148	2,323,743	15,148	100,000	115,148		2,323,743
12/31/2033	100,000	14,523.39	114,523	2,223,743	14,523	100,000	114,523		2,223,743
3/31/2034	100,000	13,898.39	113,898	2,123,743	13,898	100,000	113,898		2,123,743
6/30/2034	100,000	13,273.39	113,273	2,023,743	13,273	100,000	113,273		2,023,743
9/30/2034	100,000	12,648.39	112,648	1,923,743	12,648	100,000	112,648		1,923,743
12/31/2034	100,000	12,023.39	112,023	1,823,743	12,023	100,000	112,023		1,823,743
3/31/2035	100,000	11,398.39	111,398	1,723,743	11,398	100,000	111,398		1,723,743
6/30/2035	100,000	10,773.39	110,773	1,623,743	10,773	100,000	110,773		1,623,743
9/30/2035	100,000	10,148.39	110,148	1,523,743	10,148	100,000	110,148		1,523,743
12/31/2035	100,000	9,523.39	109,523	1,423,743	9,523	100,000	109,523		1,423,743
3/31/2036	100,000	8,898.39	108,898	1,323,743	8,898	100,000	108,898		1,323,743
6/30/2036	100,000	8,273.39	108,273	1,223,743	8,273	100,000	108,273		1,223,743

TABLE 2 (continued)

					Amortization of NPV
	Cash Balance							Unamortized Discount
	Payments	Interest	Total	Cash Balance	Interest	Principal	Total		Carrying Value
9/30/2036	100,000	7,648.39	107,648	1,123,743	7,648	100,000	107,648		1,123,743
12/31/2036	100,000	7,023.39	107,023	1,023,743	7,023	100,000	107,023		1,023,743
3/31/2037	100,000	6,398.39	106,398	923,743	6,398	100,000	106,398		923,743
6/30/2037	100,000	5,773.39	105,773	823,743	5,773	100,000	105,773		823,743
9/30/2037	100,000	5,148.39	105,148	723,743	5,148	100,000	105,148		723,743
12/31/2037	100,000	4,523.39	104,523	623,743	4,523	100,000	104,523		623,743
3/31/2038	100,000	3,898.39	103,898	523,743	3,898	100,000	103,898		523,743
6/30/2038	100,000	3,273.39	103,273	423,743	3,273	100,000	103,273		423,743
9/30/2038	100,000	2,648.39	102,648	323,743	2,648	100,000	102,648		323,743
12/31/2038	100,000	2,023.39	102,023	223,743	2,023	100,000	102,023		223,743
3/31/2039	100,000	1,398.39	101,398	123,743	1,398	100,000	101,398		123,743
6/30/2039	100,000	773.39	100,773	23,743	773	100,000	100,773		23,743
9/30/2039	23,743	148.39	23,891	—	148	23,743	23,891		(0)
12/31/2039	—	—	—	—	(0)	—	(0)		(0)
3/31/2040	—	—	—	—	(0)	—	(0)		(0)
	10,973,743	2,572,879	13,546,622		3,588,953	9,957,669	13,546,622